China Packaging Group Inc.
No. 2 Beitang Road
Xiaoshan Economic and
Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China

June 15, 2010

By EDGAR Transmission and by Hand Delivery
David Walz
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Packaging Group Inc.
Item 4.01 Form 8-K/A
Filed May 24, 2010
File No. 333-148232

Dear Mr. Walz:

On behalf of China Packaging Group Inc. (“China Packaging” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 27, 2010, providing the Staff’s comments with respect to the above referenced Form 8-K/A.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1.

We note your reference to Randall Drake’s reports on your financial statements as of and for the periods ended March 31, 2010 and March 31, 2009. Exhibit 99.2 to Form 8-K/A provides financial statements identified as unaudited, and does not make reference to Randall Drake. Please tell us where you have filed or furnished Randall Drake’s reports as of and for the periods ended March 31, 2010 and 2009, or, if such periods were unaudited, amend your Form 8-K/A to reference only the fiscal years ended June 30, 2009 and June 30, 2008.

China Packaging Response: Randall Drake’s reports as of and for the periods ended March 31, 2010 and 2009 were filed on May 12, 2010, as part of the Form 10-Q of the Company, which covered the period prior to the reverse acquisition of Evercharm. Such reports were unaudited. We have amended our Form 8-K/A to reference only the fiscal years ended June 30, 2009 and June 30, 2008, as follows:

“Randall Drake’s reports on our financial statements as of the fiscal years ended June 30, 2009 and June 30, 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its report for the fiscal years ended June 30, 2009 and June 30, 2008 contained a going concern qualification as to our ability to continue as a going concern.”

2.

Please revise the disclosures within the third paragraph to confirm that there were no disagreements or reportable events during your two most recent fiscal years (June 30, 2009 and June 30, 2008) and the subsequent interim period through the date of Randall Drake’s dismissal. Your current disclosure indicates no such disagreements or reportable events occurred during the two most recent calendar years and interim period through Randall Drake’s dismissal. See Item 304(a)(iv)-(v) of Regulation S-K.

China Packaging Response: We have revised the disclosures within the third paragraph as follows:

“During the years ended June 30, 2009 and 2008 and the subsequent interim period through the date of Randall Drake’s dismissal on May 24, 2010, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure which disagreement(s), if not resolved to the satisfaction of Randall Drake, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report as described in Item 304 (a)(1)(iv) of Regulation S-K. There have been no reportable events as provided in Item 304(a)(1)(v) of Regulation S-K during the Company's fiscal years ended June 30, 2009 and 2008, and any later interim period, including the interim period up to and including the date the relationship with Randall Drake ceased.”

3.	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

China Packaging Response: We have included an updated letter from our former auditor addressing our revised disclosure as Exhibit 16 to our Form 8-K/A.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Packaging Group Inc.

By:/s/ Daliang Teng
      Daliang Teng
      Chief Executive Officer